SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                               (Amendment No. 8)


                                  MedQuist Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                    584949101
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                                 (CUSIP Number)


                             Neil T. Anderson, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                         New York, New York 10004-2498
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 6, 2008
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            (Date of Event which Requires Filing of this Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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CUSIP NO.584949101
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1.   NAME OF REPORTING PERSON

     Koninklijke Philips Electronics N.V.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     222531298
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
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                              7.   SOLE VOTING POWER
     NUMBER OF                     0
       SHARES                 --------------------------------------------------
     BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                     0
        EACH                  --------------------------------------------------
      REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH                  --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER
                                   0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14.  TYPE OF REPORTING PERSON

     CO
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                                      -2-

Item 1.  Security and Issuer.
         -------------------

         This Amendment No. 8 relates to the common stock, no par value (the "Shares"), of MedQuist Inc., a New Jersey corporation. This Amendment No. 8 amends and supplements Item 4 and Item 5 of the Statement on Schedule 13D dated June 6, 2000 (the "Schedule 13D") filed by Koninklijke Philips Electronics N.V., a corporation incorporated under the laws of The Netherlands ("Philips"), as previously amended and supplemented by Amendment No. 1 to the Schedule 13D, dated July 28, 2000, Amendment No. 2 to the Schedule 13D, dated August 2, 2000, Amendment No. 3 to the Schedule 13D, dated August 24, 2000, Amendment No. 4 to the Schedule 13D, dated July 6, 2007, Amendment No. 5 to the Schedule 13D, dated November 2, 2007, Amendment No. 6 to the Schedule 13D, dated November 8, 2007, and Amendment No. 7 to the Schedule 13D, dated May 22, 2008. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of the Transaction.
         --------------------------

         Item 4 is hereby amended and supplemented as follows:

         Pursuant to the Stock Purchase Agreement, Philips completed the sale (the "Sale") of all of the 26,085,086 Shares it beneficially owned for a stated value of $11.00 per Share (reduced by the $2.75 per Share cash dividend paid to Philips on August 4, 2008), consisting of cash, a promissory note issued by CBay Inc., a subsidiary of CBay ("CBay Inc."), and a seven-year promissory note issued by CBay Inc. convertible into CBay common stock.

         Pursuant to the Stock Purchase Agreement, the directors of MedQuist appointed by Philips resigned, effective on the election of replacement directors, immediately prior to the completion of the Sale.

         As a result of the Sale, Philips ceased to be the beneficial owner of any Shares.

Item 5. Interest in Securities of Issuer.
        --------------------------------

         Item 5 is hereby replaced in its entirety by the following:

         (a) As a result of the Sale, Philips ceased to be the beneficial owner of any Shares.

         (b) As a result of the Sale, Philips ceased to be the beneficial owner of any Shares.

         (c) On August 6, 2008, Philips announced that the transactions contemplated by the Stock Purchase Agreement had closed and Philips sold to CBay all of the 26,085,086 Shares beneficially owned by Philips. Except for the Sale, Philips has not effected any transaction with respect to the Shares during the past sixty days.

         (e) As of August 6, 2008, Philips ceased to be beneficial owner of MedQuist shares.

         (d) Not applicable.

         (e) On August 6, 2008, as a result of the Sale, Philips ceased to be the beneficial owner of any Shares.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2008



                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                    By: /s/ James Nolan
                                        -----------------------
                                    Name:  James Nolan
                                    Title: Attorney-in-Fact